Exhibit 99.1

ESSA PHARMA ANNOUNCES PROPOSED US$15 MILLION PRIVATE PLACEMENT

Vancouver, Canada, and Houston, Texas, January 6, 2016 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI, NASDAQ: EPIX) announced today its intention to complete a private placement (the “Private Placement”) of 4,545,454 units of the Company (each, a “Unit”) at US$3.30 per Unit (the “Unit Price”) for aggregate gross proceeds of approximately US$15 million. The financing is being led by Clarus Lifesciences, a new investor in the Company, with participation from Deerfield Management Company and other existing shareholders. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

Each Unit will consist of one common share of the Company (“Common Share”), one seven-year cash and cashless exercise warrant (the “7-Year Warrants”), and one-half of one two-year cash exercise warrant (the “2-Year Warrants” and, together with the 7-Year Warrants, the “Warrants”). Each Warrant will have an exercise price of US$3.30. The price and terms on which the Units are to be sold pursuant to the Private Placement were negotiated at arm’s length between the Company and the subscribers and no insiders will subscribe for Units under the Private Placement.

The Company anticipates that the Private Placement will close on or about January 14, 2016. Closing of the Private Placement remains subject to the negotiation, execution and delivery of certain definitive agreements. The Private Placement is conditional upon the Company receiving the conditional approval of the Toronto Stock Exchange (the “TSX”) to list the Common Shares underlying the Units on the TSX, as well as the approval of the TSX to obtain shareholder approval through written consent, as described further below. Listing will be subject to satisfying all of the requirements of the TSX. The Private Placement is also subject to the requirements of the NASDAQ Stock Market (“NASDAQ”).

All securities issued pursuant to the Private Placement will be subject to a four month and one day hold period in Canada in accordance with applicable securities laws. Pursuant to a registration rights agreement to be entered into with each subscriber, the Company will, within 30 days of closing, file a prospectus supplement under its Registration Statement on Form F-10 with respect to resales in the United States, from time to time, of the Common Shares issuable under the Private Placement and the Common Shares issuable upon the exercise of Warrants (the “Warrant Shares”). Upon filing of the prospectus supplement, the Common Shares and Warrant Shares will be freely tradeable in the United States.

Dilution and Shareholdings

Under the Private Placement, 4,545,454 Common Shares will be issued on closing and, upon exercise of the 7-Year Warrants and the 2-Year Warrants to be issued on closing of the Private Placement, 4,545,454 Warrant Shares and 2,272,727 Warrant Shares, respectively, will be issued. In the event that all of the Warrants issued under the Private Placement are exercised pursuant to cash exercises, the Company would receive aggregate gross proceeds of approximately US$22.5 million. In the aggregate, the Common Shares issuable pursuant to the Private Placement and the Warrant Shares issuable upon exercise of the Warrants would constitute 50.2% of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015. Other than as described herein, the Private Placement is not expected to materially affect the control of the Company.

Based on the number of Units which the Company currently expects Clarus Lifesciences III, L.P. (“Clarus”) to subscribe for, Clarus would, assuming the exercise of all of the Warrants acquired by it pursuant to the Private Placement, hold 5,303,030 Common Shares following the Private Placement, which would constitute 17.5% of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015. In addition, based on the number of Units which Special Situations Life Sciences Fund L.P. and Deerfield Private Design Fund III L.P. are expected to subscribe for, these subscribers would, assuming the exercise of all of the Warrants acquired by them pursuant to the Private Placement, hold 3,151,512 Common Shares and 3,030,301 Common Shares, respectively, following the Private Placement, which would constitute 11.0%, and 10.7%, respectively, of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015; however, the terms of the Warrants to be issued to these subscribers will prohibit the exercise of Warrants to the extent that the holder will, upon exercise, hold in excess of 9.985% of the issued and outstanding Common Shares, subject to limited exceptions.

Shareholder Consent

Pursuant to the rules of the TSX, shareholder approval is required for the Private Placement because: (i) the Company will issue on the closing of the Private Placement greater than 25% of the Company’s issued and outstanding share capital at a price per Common Share that is less than the market price of the Common Shares; (ii) the price per Common Share under the Private Placement represents a discount of 23.3% (using the Bank of Canada noon exchange rate on December 29, 2015) to the volume weighted average price of the Common Shares on the TSX for the five-day period ended on December 29, 2015, being C$5.96, which is in excess of the 15% discount permitted without shareholder approval under the rules of the TSX; (iii) the exercise price of the Warrants will be less than the market price of the Common Shares; (iv) the TSX considers the option to have the Warrants redeemed at the Black Scholes value of the Warrants (rather than a value based on market price) upon the occurrence of certain major change of control transactions or upon the occurrence of an event of default, as well as the requirement that the Company pay liquidated damages equal to 18% per annum of the Black Scholes value of the remaining unexercised portion of the Warrant, if the Company should fail to undertake certain actions under the Warrants (as described further under “Warrant Terms” below), to constitute non-standard adjustments to the exercise price of the Warrants; and (v) the holders of Warrants are entitled to dividends declared by the board of directors of the Company, as if the Warrants held by such warrantholders were Common Shares. Shareholder approval is similarly required under the rules of NASDAQ. In accordance with the rules of the TSX, the Company has applied to the TSX for permission to obtain shareholder approval through the delivery of a written consent executed by holders of more than 50% of the issued and outstanding Common Shares in lieu of holding a shareholder meeting. None of the consenting shareholders will participate in the Private Placement. The closing of the Private Placement is subject to obtaining the TSX’s approval to proceed on this basis.

Nomination Rights and Voting Agreement

Under the Private Placement, Clarus is expected to acquire 2,121,212 Common Shares, representing approximately 9.4% of the issued and outstanding Common Shares as at December 29, 2015 on a non-diluted basis and excluding the Warrants (and the Warrant Shares issuable upon exercise thereof) which will be issued to Clarus on the closing date. Pursuant to the terms of the subscription agreement between the Company and Clarus, Clarus will be entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. On closing of the Private Placement, the Company will increase the size of its board of directors to eight and appoint Scott Requadt, Managing Director of Clarus Ventures, LLC, to the board of directors. These nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 Common Shares, subject to adjustment in certain circumstances.

In addition, on closing of the Private Placement, it is anticipated that Richard Glickman, Marianne Sadar, Raymond Andersen and Bob Rieder, who in the aggregate control approximately 9,482,800 Common Shares constituting 41.9% of the issued and outstanding Common Shares on a non-diluted basis, will enter into a voting agreement (the “Voting Agreement”) with Clarus providing that such shareholders will vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Company. Under the Voting Agreement, the applicable shareholders will be prohibited from transferring 50% of the Common Shares held by them on the effective date, with limited exceptions. The provisions of the Voting Agreement relating to change of control transactions and non-transferability of Common Shares will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Company or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Company’s board of directors.

Warrant Terms

The 7-Year Warrants will have a term of seven years and an exercise price of US$3.30, and will be exercisable either for cash or on a cashless exercise basis based on, among other things, the volume weighted average price of the Common Shares for the ten consecutive trading day period preceding the date of exercise. The 2-Year Warrants will have a term of two years and an exercise price of US$3.30.

The Warrants contain certain protective covenants in favour of the warrantholders, including, among others: (i) the option to have the Warrants redeemed at the Black Scholes value of the Warrants upon the occurrence of certain major change of control transactions, such redemption payment to occur by cash or by the issuance of Common Shares depending on the form of consideration payable to the Company under the change of control transaction; (ii) the option to have the Warrants redeemed at the Black Scholes value of the Warrants upon the occurrence of an event of default, such redemption payment to occur by cash or by the issuance of Common Shares at the Company’s option; (iii) anti-dilution mechanisms in certain circumstances; (iv) entitlement of warrantholders to dividends declared by the board of directors of the Company, as if the Warrants held by such warrantholders were Common Shares; (v) payment by the Company of liquidated damages equal to 18% per annum of the Black Scholes value of the remaining unexercised portion of the Warrant, if the Company should fail to undertake certain actions under the Warrants; and (vi) reimbursement from the Company if warrantholders purchase common shares on the secondary market following a failure by the Company to deliver Common Shares upon exercise.

Financial Advisor

A financial advisor has provided financial advisory services to the Company in connection with the Private Placement and will be entitled to commissions upon the closing of the financing.

The Units, Common Shares, Warrants and Warrant Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding the intention of ESSA to complete the Private Placement and the proposed terms thereof, the anticipated use of the proceeds of the Private Placement, the expected closing date of the Private Placement, the participation of insiders and other subscribers in the Private Placement, the effect of the Private Placement on the control of ESSA, the expected receipt of shareholder consent for the Private Placement, the proposed nomination rights to be granted to Clarus and the consequent modifications to the board of directors of ESSA, the expected terms of the registration rights agreement and the filing of a resale prospectus supplement by ESSA, the expected terms of the Voting Agreement, the expected terms of the Warrants, and the expected commissions payable in connection with the Private Placement.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the market and demand for the securities of ESSA, general business, market and economic conditions, obtaining positive results of clinical trials, obtaining regulatory approvals, including the required TSX approvals, obtaining the required shareholder consent and the ability of ESSA to file a resale prospectus supplement in the United States.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the general economic and business conditions in the United States, Canada, Europe and the other regions in which ESSA operates, not receiving the regulatory approvals required, not obtaining the required shareholder consent, the inability of ESSA to file a resale prospectus supplement in the United States, and the additional factors discussed in or referred to under the heading “Risk Factors” in ESSA’s Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.